File No. 812-____

                                   Before the
                     U.S. SECURITIES AND EXCHANGE COMMISSION

                       -----------------------------------

                        In the Matter of the Application

                                       of

            FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND
          FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND II
                              120 E. Liberty Drive
                                    Suite 400
                                Wheaton, IL 60187


                                 APPLICATION FOR
                    AN ORDER PURSUANT TO SECTION 6(C) OF THE
                 INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION
                    FROM SECTIONS 18(a)(1)(A) AND 18(a)(1)(B)
                      OF THE INVESTMENT COMPANY ACT OF 1940

                       -----------------------------------
                                  May 22, 2009
                       -----------------------------------


Please direct all communications
regarding this Application to:                           Copies to:

First Trust/Four Corners Senior Floating Rate            Felice R. Foundos
   Income Fund                                           Suzanne M. Russell
First Trust/Four Corners Senior Floating Rate            Chapman and Cutler LLP
   Income Fund II                                        111 West Monroe Street
120 E. Liberty Drive                                     Chicago, IL  60603
Suite 400                                                Tel:  (312) 845-3000
Wheaton, IL  60187                                       Fax:  (312) 701-2361
Attn:  W. Scott Jardine, Esq.



              This document contains 24 pages (including exhibits),
                     which have been numbered sequentially.

                            UNITED STATES OF AMERICA
               BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

------------------------------------
                                    )
IN THE MATTER OF                    )
                                    )
FIRST TRUST/FOUR CORNERS SENIOR     )
 FLOATING RATE INCOME FUND          )
FIRST TRUST/FOUR CORNERS SENIOR     )  Application
 FLOATING RATE INCOME FUND II       )  for an Order Pursuant to Section 6(c)
                                    )  of the Investment Company Act of 1940
120 E. Liberty Drive                )  for an Exemption from the
Suite 400                           )  Provisions of Sections 18(a)(1)(A) and
Wheaton, IL  60187                  )  18(a)(1)(B) of the Investment Company Act
                                    )  of 1940
------------------------------------

First Trust/Four Corners Senior Floating Rate Income Fund (the "Four Corners Fund") and First Trust/Four Corners Senior Floating Rate Income Fund II (the "Four Corners Fund II," and together with the Four Corners Fund, the "Applicants") hereby apply for an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting an exemption from Section 18(a)(1)(A) of the 1940 Act to the extent necessary to permit each Applicant to refinance any auction rate preferred shares ("ARPS"; and holders of ARPS, "ARPS shareholders") issued prior to February 1, 2008 by issuing or incurring a comparable amount of debt (such issuing or incurring to be referred to as "borrowing" for purposes of this Application) subject to "asset coverage" (as defined in Section 18(h) of the 1940 Act) of 200% (rather than the asset coverage of 300% ordinarily applicable to a senior security constituting indebtedness under Section 18(a)(1)(A) of the 1940 Act).(1) In addition, the Applicants request that the Order grant an exemption from Section 18(a)(1)(B) of the 1940 Act so that the Applicants may, in connection with the borrowings referred to above and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its ARPS) unless, at the time of any declaration or purchase, after deducting the amount of such dividend, distribution or purchase price, it has an asset coverage of at least 200% (rather than the asset coverage of 300% ordinarily required for such declarations and purchases under Section 18(a)(1)(B) of the 1940 Act).

_______________________
(1) For the purposes of this Application, "ARPS Refinancings" refer to borrowings entered into by an Applicant subsequent to February 1, 2008 for the purpose of (i) redeeming ARPS outstanding as of February 1, 2008; or (ii) refinancing borrowings entered into pursuant to (i). The Applicants may adjust the level of such borrowings down or up in response to on-going market conditions, consistent with an Applicant's leverage targets and policies as well as the undertakings of this Application, provided that in no case may the level of such borrowings exceed the level existing at the time such borrowings were originally entered into.

Each Applicant's refinancing of its ARPS would be subject to, among other factors, such Applicant's being able to successfully increase its current borrowings by drawing against existing credit facilities or negotiating new agreements with existing counterparties or other acceptable counterparties, approval of any necessary changes to the Applicant's fundamental investment policies and approval of such arrangements, as necessary, by such Applicant's board of trustees ("Board"), among other actions. The Applicants can provide no assurance that, if the Commission grants the Order, the Applicants will be able to refinance their outstanding ARPS using borrowings.


                                I. THE APPLICANTS

First Trust/Four Corners Senior Floating Rate Income Fund (NYSE Amex: FCM). The Four Corners Fund was organized on May 13, 2003 as a Delaware statutory trust and reorganized on August 8, 2003 as a Massachusetts business trust. It is registered under the 1940 Act as a diversified, closed-end management investment company. The Four Corners Fund is advised by First Trust Advisors L.P. ("First Trust") and sub-advised by Four Corners Capital Management, LLC ("Four Corners"). The primary investment objective of the Four Corners Fund is to seek a high level of current income. As a secondary objective, it attempts to preserve capital. The Four Corners Fund pursues these objectives through investment in a portfolio of senior secured floating rate corporate loans.

First Trust/Four Corners Senior Floating Rate Income Fund II (NYSE: FCT). The Four Corners Fund II was organized on March 25, 2004 as a Massachusetts business trust. It is registered under the 1940 Act as a diversified, closed-end management investment company. The Four Corners Fund II is advised by First Trust and sub-advised by Four Corners. The primary investment objective of the Four Corners Fund II is to seek a high level of current income. As a secondary objective, it attempts to preserve capital. The Four Corners Fund II pursues these objectives through investment in a portfolio of senior secured floating rate corporate loans.

THE APPLICANTS' EXISTING ARPS

The Applicants issued their outstanding ARPS for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of their investment objectives. Through the use of leverage, the Applicants, similar to other closed-end funds, seek to enhance the distributions and investment return available over time to the holders of their common shares by earning a rate of portfolio return (which includes the return related to investments made with the proceeds from leverage) that exceeds the leverage costs, typically over the long term. Historically, the Applicants have generally achieved this goal of enhancing common shareholder distributions and returns through the use of leverage over time, although, more recently, leverage has detracted from common shareholder returns during the recent period of negative market returns. Each Applicant has issued and outstanding a class of common shares. The Four Corners Fund has a class of one, and the Four Corners Fund II has a class of two, series of ARPS.

The ARPS shareholders are entitled to receive a stated liquidation preference amount of $25,000 per share (plus any accumulated but unpaid dividends) in any liquidation, dissolution or winding up of the relevant Applicant, before any distribution or payment to holders of the Applicant's common shares. Dividends declared and payable on the ARPS have a similar priority over dividends declared and payable on the Applicant's common shares. The ARPS are essentially perpetual securities and are not subject to mandatory redemption by an Applicant so long as the applicable Applicant meets certain asset coverage tests specified in its "Statement Establishing and Fixing the Rights and Preferences" of such Applicant's ARPS (each, a "Statement"). Each Applicant remains in compliance with all applicable asset coverage requirements. The ARPS are redeemable at the applicable Applicant's option, provided that certain conditions are met and certain procedural provisions set forth in the applicable Statement are followed and are subject to purchase by the Applicants in accordance with the provisions of the 1940 Act.

Under market conditions as they existed prior to February 2008, dividend rates on the ARPS for each rate period (e.g., either weekly or every 28 days, depending on the particular series of ARPS) were set at the market clearing rate determined through an auction process maintained and administered by unaffiliated broker-dealers that brought together bidders, who sought to buy ARPS, and holders of ARPS, who sought to sell their ARPS. Each Applicant's Statement generally provides that, if an auction fails to clear (because of an imbalance of sell orders over bids), the dividend payment rate over the next dividend period is set at a specified maximum applicable rate (the "Maximum Rate"), determined in accordance with such Statement. Under the applicable Statement, the Maximum Rate is determined by reference to an applicable short-term market interest rate (such as LIBOR, an applicable commercial paper rate or a rate based on U.S. Treasury securities). An unsuccessful auction is not a default under the terms of the ARPS Statements. In the case of a failed auction and pursuant to the applicable Statement, the relevant Applicant continues to pay dividends to all ARPS shareholders, but at the specified Maximum Rate rather than a market clearing rate. Since February 2008, the Maximum Rate has been triggered due to failed auctions for the Applicants; prior to such time, the Maximum Rate had never been triggered.

AUCTION FAILURES

The history of the auction market for various auction rate securities, including those issued by municipalities and by other registered closed-end investment companies, was that auction failures were virtually unheard of, and auctions generally provided readily available liquidity to holders for over twenty years. Prior to the failure of the auction market, if investors did not purchase all of the auction rate securities tendered for sale at an auction, dealers would enter into the auction and purchase any excess auction rate securities to prevent the auction from failing. Dealers provided this liquidity using their own balance sheets, even though they had not entered into any agreements requiring them to do so. During 2008, many financial institutions were required to take substantial write-downs on investments held on their balance sheets due, in part, to the slowdown of the real estate market and the sub-prime mortgage crisis. As a result of these events and other pressures, the financial institutions that historically provided "back stop" liquidity for the auction rate securities auction market stopped participating in auction rate securities auctions in February 2008. The Applicants believe that after the first auction rate securities auction failures, investors became increasingly concerned that they would not be able to sell their auction rate securities, and then sought to sell auction rate securities en masse, exacerbating the imbalance between buyers and sellers and making it increasingly unlikely that the auction markets could function normally.

Consistent with patterns in the broader market for auction rate securities, beginning in February 2008, as noted above, the Applicants have experienced unsuccessful auctions due to an imbalance between buy and sell orders. As a result, the holders of the Applicants' ARPS who desired to sell their shares at auction have been unable to do so. During this period when sales have not occurred, the holders have been receiving the Maximum Rate on the ARPS.

The auction markets for auction rate securities of the kind issued by the Applicants are not currently functioning normally, and the Applicants believe that such auction markets are unlikely to return to normalcy. If any financial institution were to enter into an auction for auction rate securities in the manner dealers had done so prior to February 2008, the current holders of auction rate securities might attempt to sell their auction rate securities all at once. As there is no current mechanism that provides a financial institution with the ability to dispose of auction rate securities it acquires, the Applicants do not believe it is likely that any financial institution will attempt to provide liquidity to the current auction rate securities market. The Applicants also believe that an established secondary market for auction rate securities does not exist today.

THE HARM TO HOLDERS OF AUCTION RATE PREFERRED SHARES

The Applicants' registration statements and disclosure documents included disclosure to the effect that, among other things, the ARPS might not trade through the auction process. The holders of ARPS may have anticipated liquidity based on the history of the auction market (prior to February 2008) for various auction rate securities, including those issued by municipalities and registered closed-end investment companies, which had previously functioned normally. For over twenty years, auction rate securities traded successfully at auctions with, so far as Applicants are aware, very few exceptions. In light of this history, it may be reasonable to assume that the holders of auction rate securities, including the holders of the Applicants' ARPS, believed that these securities were highly liquid. In addition, since February of 2008, it has been reported that many investors were advised by their brokers and financial advisers that auction rate securities were short-term and highly liquid, were an attractive alternative to other short-term investments because of their somewhat higher yield, and in many situations were the equivalent of cash. In light of events that have unfolded, the Applicants now understand that some brokers and financial advisers recommended that their customers invest their short-term cash balances in auction rate securities of several different issuers, each with a scheduled weekly auction on a different day of the week, so that the customers would have ready access on any business day to a portion of their short-term cash portfolio. The majority of the Applicants' ARPS are held of record in broker "street name" or other nominee accounts.(2)

_______________________
(2) According to a Schedule 13D filed with the Commission by Karpus Management, Inc., d/b/a Karpus Investment Management ("KIM"), on April 10, 2009, KIM beneficially owned 771 shares (representing 87.61%) of the outstanding ARPS of the Four Corners Fund.

Because the auction process is no longer functioning normally and no established secondary market exists, there currently is no reliable mechanism for holders of auction rate securities, including the Applicants' ARPS, to obtain liquidity. The Applicants believe that, industry-wide, the current lack of liquidity is causing distress for a substantial number of auction rate securities holders and creating hardships for many investors, who may have need for liquidity. The Applicants have received communications from certain of their ARPS shareholders regarding the difficulties that they face. For example, a shareholder who is retired reported needing the proceeds of his ARPS for living and medical expenses for himself and his wife. This story illustrates the need to provide additional liquidity to ARPS shareholders.

LIQUIDITY SOLUTIONS TO DATE FOR THE APPLICANTS

Financing Arrangements. As of December 31, 2007, the Applicants had outstanding ARPS with a total liquidation preference of $157 million. As of April 15, 2009, the Applicants have retired $55 million of ARPS, as described below, using borrowings from a revolving credit facility. Tests based on the 300% asset coverage test were incorporated into the credit facility documents. The total amounts (by aggregate liquidation preference) of ARPS retired by each of the Applicants are as follows:

                                                DOLLAR AMOUNT OF ARPS
  APPLICANT                                     RETIRED THROUGH 4/15/09
  Four Corners Fund                                  $35,000,000
  Four Corners Fund II                               $20,000,000

As of April 15, 2009, the Applicants had the following amounts (by aggregate liquidation preference) of ARPS outstanding:

                                                DOLLAR AMOUNT OF ARPS
  APPLICANT                                     OUTSTANDING AS OF 4/15/09
  Four Corners Fund                                  $22,000,000
  Four Corners Fund II                               $80,000,000


In each case in which the Applicants have retired ARPS, the cost of the replacement leverage is expected, over time, to be less than the total cost of ARPS based on the Maximum Rate applicable to the ARPS of such Applicants.

Liquidity Protected Preferred Shares/New Shares. Applicants are aware that certain market participants have taken steps to develop potential preferred equity-based instruments to address the liquidity problems posed by the failure of the auction rate securities markets to function normally. In this regard, Applicants note the Commission staff has provided Eaton Vance Management with no-action relief in connection with Liquidity Protected Preferred Shares ("LPP Shares"), a new type of preferred stock that certain Eaton Vance closed-end funds potentially would issue to supplement or replace their existing auction rate securities. LPP Shares would be issued subject to a commitment by a designated liquidity provider to purchase the LPP Shares for the full liquidation preference amount in certain circumstances.(3) The no-action relief clarifies that LPP Shares would be eligible for investment by money market funds, which would likely open up a large new market of potential buyers. The Internal Revenue Service (the "IRS") has also issued guidance intended to provide greater certainty and flexibility regarding certain Federal tax issues that have arisen in connection with efforts (such as the issuance of LPP Shares) to address liquidity needs in the auction rate securities market.(4)

While Applicants believe that the no-action letter and the IRS guidance are significant first steps towards the development of a market for LPP Shares and certain similar types of preferred shares,(5) it is uncertain how rapidly the market for such securities will develop. While Applicants may also develop a form of liquidity protected preferred shares (referred to hereinafter as the "New Shares") similar to the LPP Shares (in reliance on the Eaton Vance no-action letter or similar relief) or the VRDP Shares, the ability to issue such New Shares by one or more Applicants is conditional upon completion of successful negotiation with a remarketing agent and liquidity provider, approval by each Applicant's respective Board and rating agencies, the successful placement of the New Shares offering with money market funds and other institutional investors and receipt of any necessary interpretative or exemptive relief on behalf of the Applicants. Accordingly, there can be no certainty as to when, or if, the Applicants may be able to develop and issue New Shares to supplement or replace their existing ARPS. The Applicants are therefore seeking the Order to facilitate possible temporary borrowings by each Applicant and to provide each Applicant with the flexibility to refinance its ARPS more quickly than might be possible through the eventual development of a market for New Shares.(6) The temporary relief requested hereby will enhance the Applicants' ability to provide a liquidity solution to the holders of their ARPS in the near term, while also seeking, over the somewhat longer term, a more permanent form of replacement leverage that complies in full with the asset coverage requirements of Section 18 of the 1940 Act.

REQUESTED RELIEF

Under Section 18(a)(1), any class of senior security of a registered closed-end company that represents an indebtedness must have, immediately after its issuance or sale, an asset coverage of at least 300%, with provision made generally to prohibit declarations of dividends or distributions on the

_______________________
(3)      See Eaton Vance Management, SEC No-Action Letter (June 13, 2008).

(4)      IRS Notice 2008-55 (June 13, 2008, as revised June 25, 2008).

(5) In this regard, Applicants are aware that certain closed-end funds of another fund complex have offered "Variable Rate Demand Preferred Shares" ("VRDP Shares"). VRDP Shares include a liquidity feature provided by a bank that allows holders of VRDP Shares to elect to have their shares purchased by a liquidity provider on seven days' notice in the event that sell orders have not been matched with purchase orders in a weekly remarketing process.

(6) Certain lenders impose the 1940 Act's 300% asset coverage restriction in their lending documents; however, the Applicants believe that, in light of relief similar to that requested herein being granted by the Commission, lenders may follow the Commission's lead in reducing their own asset coverage requirements.

company's stock or the repurchase of stock unless the 300% asset coverage is maintained, except that dividends may be declared upon the company's preferred stock if the indebtedness has asset coverage of at least 200% at the time of declaration, after deducting the amount of the dividend.

For the reasons stated above, the Applicants request that the Commission issue an order of exemption permitting each Applicant to refinance with indebtedness any outstanding ARPS that were issued prior to February 1, 2008, subject, on a temporary basis, to the 200% asset coverage requirement for stock that applies to the Applicants' existing ARPS, rather than the 300% asset coverage requirement that would ordinarily apply to indebtedness. In addition, the Applicants request an exemption from Section 18(a)(1)(B) of the 1940 Act so that each Applicant may, in connection with the refinancing referred to above and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act(7), make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its ARPS) unless, at the time of any declaration or purchase and after deducting the amount of such dividend, distribution or purchase price, it meets the 200% asset coverage requirement for stock that applies in respect of the Applicants' existing ARPS, rather than the asset coverage of 300% ordinarily required.(8)

Each Applicant seeks the requested relief on a temporary basis only -- specifically for the period from the date on which the requested Order is issued until October 31, 2010 (the "Exemption Period"). Each Applicant which borrows in reliance on the Order proposes that (absent any other applicable relief), it would either pay down or refinance the debt within the Exemption Period so that, upon expiration of the Exemption Period, absent any other applicable relief, it will have asset coverage of at least 300% for any class of senior securities representing indebtedness. Moreover, each Applicant proposes that it be permitted during the Exemption Period to adjust the level of its outstanding borrowings in order to permit the Applicant to maintain a leverage ratio consistent with (i) the leverage ratio, as of the date on which the Order is issued, that the Applicant expects to maintain on average over an extended period of time, provided that no borrowings for ARPS Refinancings exceed the level at which such borrowings were originally entered into and (ii) the Applicant's undertaking pursuant to this request to reduce leverage over time to the extent necessary to ensure that it will have asset coverage of at least 300% for any class of senior securities representing indebtedness upon expiration of the Exemption Period (absent any other applicable relief).

The Applicants submit that the Exemption Period is an appropriate period of time for the proposed temporary relief from Sections 18(a)(1)(A) and 18(a)(1)(B). Because of the limited availability of debt financing in the current, severely

_______________________
(7) Section 18(g) of the 1940 Act provides, among other things, that a promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, is not a "senior security" for purposes of Section 18(a)(1)(B).

(8) Except as permitted under the requested Order, if issued (and any other applicable relief), the Applicants would meet all of the asset coverage requirements of Section 18(a) of the 1940 Act during the Exemption Period.

constrained capital markets, the Applicants believe that the negotiation, execution and closing of a borrowing transaction to replace the leverage currently represented by the ARPS, if it can be effected, might take several months following the issuance of the Order. Once the debt incurred to refinance the ARPS is in place, it is uncertain whether and when the Applicants will be able to issue New Shares to replace the debt or how quickly the securities and capital markets will return to conditions that would enable the Applicants to achieve compliance with the asset coverage requirements that would apply in the absence of the Order through some other means. In particular, the Applicants believe that the offering of any New Shares could take 12 to 18 months or longer to complete. Each issuance of New Shares will be subject to the negotiation and execution of various agreements. In addition, Applicants note that a large number of issuers of existing auction rate securities of various types, in addition to the Applicants, may seek to issue similar new securities, and the market may require a considerable time to absorb all of the new issuances. In light of these factors, and given the continuing unsettled state of the securities and capital markets, which makes it impossible to establish a precise schedule for consummating capital markets transactions, the Applicants believe that the Exemption Period is reasonable and appropriate.

The proposed refinancing of the existing ARPS with debt is expected, over the long term, to be favorable to both the common shares and the ARPS shareholders of the Applicants. The proposed refinancing of the existing ARPS with debt would potentially provide liquidity to the Applicants' current ARPS shareholders. Further, although there can be no certainty regarding financing costs under future market conditions, the proposed refinancing is also expected to benefit the common shareholders to the extent that the debt, over time, is a lower cost form of leverage than the cost of existing ARPS based on their Maximum Rates. First Trust and Four Corners believe that it is currently possible to obtain financing terms for the Exemption Period that compare favorably with the cost of the existing ARPS at their Maximum Rates and are optimistic that longer term solutions that also compare favorably may be found. As contemplated, the refinancing of ARPS with debt would permit the Applicants to avoid deleveraging in the short term. As explained below, a forced deleveraging would likely be detrimental to the common shareholders in terms of erosion of an Applicant's capital base (resulting from forced sales of portfolio holdings at distressed prices, which may be even more severe during periods of constrained market liquidity, plus transaction costs and possible tax recognition events) and the accompanying reduction in potential distributions and returns over time that could be expected to adversely affect the market price at which an Applicant's common shares trade in the secondary market.

The specific terms of refinancing the Applicants' ARPS with debt, the economic attractiveness of the transaction to the Applicants and the benefits and costs of the transaction to the Applicants' common shareholders and the holders of the ARPS will depend upon the circumstances that exist at the time such a transaction is negotiated, and cannot be predicted with any degree of certainty. The terms of any such transaction, once known, will be submitted to the respective Applicant's Board for consideration, along with any alternative courses of action that may then be available. (As with the terms of the possible borrowing, the alternative courses that may be available for consideration by the Board will depend upon circumstances as they then exist and cannot be predicted with any degree of certainty.)

In considering any incurrence of debt to refinance the remaining outstanding ARPS, the members of each Applicant's Board will weigh carefully the benefits and costs of the proposals to the common shareholders and the ARPS shareholders. As with any decision to incur, maintain, replace, reduce or eliminate leverage in a closed-end investment company, each Applicant's Board will consider, in connection with any proposed borrowing by that Applicant that may be permitted under the requested Order, among other things, the expected costs of the debt, the availability and terms of financing (including matters such as fees and lenders' requirements related to the grant of a security interest in all or a portion of an Applicant's assets), credit market conditions, and the investment return expected to be potentially available on portfolio assets that have been or may be retained or acquired using leverage (all of which are generally highly unpredictable and may vary significantly from one point in time to another). Each Applicant's Board will also consider any alternative courses of action that, in the Board's judgment, might be in the best interests of that Applicant, its common shareholders and its ARPS shareholders. The specific borrowing transactions, if any, that the Board may consider in reliance on the Order, the specific information that the Board may receive, request or consider in connection therewith, the specific alternatives that the Board may consider and the specific factors that may lead the Board to approve or disapprove a proposed borrowing, or some alternative course of action, cannot yet be known.

The Board of an Applicant that borrows in reliance on the Order will receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by those Trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) ("Independent Trustees")) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under
Section 18 by the expiration of the Exemption Period. The regular meetings of the Board of any such Applicant during the Exemption Period, until such time as compliance with such asset coverage requirements has been achieved, will include time for the presentation and discussion of such reports and of the progress that such Applicant has made towards achieving compliance with the asset coverage requirements. To the extent that the Board or the Independent Trustees deem appropriate, these matters will also be scheduled for discussion at other meetings of the Board or relevant committees thereof, and/or during executive sessions of the Independent Trustees.


                                  II. ANALYSIS

A. APPLICABLE SECTIONS OF THE 1940 ACT

Section 18(a)(1)(A) of the 1940 Act provides that it is unlawful for any registered closed-end company to issue any class of senior security, or to sell such security of which it is the issuer, unless, if such class of senior security represents an indebtedness, immediately after such issuance or sale, it will have an asset coverage of at least 300%.

Section 18(a)(2)(A) of the 1940 Act provides that it is unlawful for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, unless, if such class of senior security is a stock, immediately after such issuance or sale it will have an asset coverage of at least 200%.

Section 18(a)(1)(B) of the 1940 Act provides that it is unlawful for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, that represents an indebtedness unless it has made provision to prohibit the declaration of any dividend (except a dividend payable in stock of the company) or the declaration of any other distribution on any class of its capital stock, or the purchase of any of its capital stock, unless, at the time of the declaration or purchase (after deducting the amount of the dividend, distribution, or purchase price) it will have an asset coverage of at least 300%, except that dividends may be declared on any preferred stock if the senior security representing indebtedness has an asset coverage of at least 200% at the time of declaration after deducting the amount of the dividend.

Section 18(a)(2)(B) of the 1940 Act provides that it is unlawful for any registered closed-end company to issue any class of senior security that is a stock, or to sell any such security of which it is the issuer, unless it has made provision to prohibit the declaration of any dividend (except a dividend payable in common stock of the company) or the declaration of any other distribution on its common stock, or the purchase of any of its common stock, unless, at the time of the declaration or purchase (after deducting the amount of the dividend, distribution or purchase price) it will have an asset coverage of at least 200%.

Section 18(g) of the 1940 Act provides, among other things, that "senior security," for purposes of Section 18(a)(1)(B), does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed.

Section 18(h) of the 1940 Act defines "asset coverage" of a class of senior security representing an indebtedness of an issuer to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Section 18(h) of the 1940 Act defines "asset coverage" of a class of senior security of an issuer which is a stock to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer plus the aggregate of the involuntary liquidation preference of such class of senior security which is a stock. The involuntary liquidation preference of a class of senior security which is a stock is deemed to mean the amount to which such class of senior security would be entitled on involuntary liquidation of the issuer in preference to a security junior to it.

Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision of the 1940 Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants submit that their request for the exemptive temporary relief described above is consistent with the standards of
Section 6(c).

B. STATEMENT IN SUPPORT OF APPLICATION

1. Request for Exemptive Relief Is Necessary, Appropriate and in the Public Interest.

The Applicants believe that the requested temporary exemptive relief is necessary, appropriate and in the public interest because, as noted above in
Section I under the headings Auction Failures and The Harm to Holders of Auction Rate Preferred Shares, the illiquidity of ARPS still affects certain holders of the Applicants' ARPS in light of the ongoing dormancy of the auction rate market. The proposed refinancing of the ARPS with debt, if approved by the Board of an Applicant, would provide liquidity for the Applicants' ARPS shareholders, while the Applicants continue their diligent efforts to obtain a more permanent form of financing (such as through the issuance of the New Shares, as described above) that fully complies with the statutory asset coverage requirements of
Section 18. Notably, the Order would permit the Applicants to continue to provide their common shareholders with the potential for enhanced distributions and returns that leverage may provide, without disrupting the declaration of the dividends or other distributions that the Applicants have historically made with respect to their common shares(9) and to help avoid the potential harm to the common shareholders that could result if the Applicants were to deleverage their portfolios in the current difficult market environment. To delever their portfolios, the Applicants may be forced to sell portfolio investments into a market that may be characterized by an imbalance between buyers and sellers and a consequent lack of a depth of liquidity, resulting in the Applicants being able to sell portfolio investments only for far less than their current intrinsic worth. Deleveraging may further potentially disadvantage the Applicants' common shareholders by reducing their potential distributions and returns which, in turn, may reduce the market price of the common shares. In determining that develeraging would not be appropriate under current market conditions, First Trust considered the following factors, among others:

_______________________
(9) The Applicants believe that their common shareholders expect regular distributions. Each of the Applicants has declared and paid dividends on its common shares on a monthly basis since shortly after commencing operations. In addition, for the Applicants to continue to qualify as regulated investment companies under the Internal Revenue Code of 1986, as amended, and to receive favorable tax treatment thereunder, it is necessary, among other things, for each Applicant to distribute at least 90 percent of its investment company taxable income and net tax-exempt interest income (if any) during each taxable year. By permitting each Applicant to declare dividends and distributions, on a temporary basis, subject to a 200% asset coverage requirement under
         Section 18(a)(1)(B), it is expected that the Applicant will be able to refinance ARPS as described in this Application without putting at risk the Applicant's ability to maintain its status as a regulated investment company.

         It is possible that, in connection with a borrowing incurred to refinance outstanding ARPS, the Applicants will issue a senior security constituting indebtedness that is in consideration of a loan, made by a bank or other person and privately arranged, and not intended to be publicly distributed. Under Section 18(g), such a borrowing would not require the Applicants to make the provision referred to in Section 18(a)(1)(B). However, the Applicants cannot rule out the possibility that they will incur borrowings that do not meet the Section 18(g) criteria, and are thus requesting relief from Section 18(a)(1)(B).

         o The detailed knowledge of First Trust and Four Corners, based on their long experience managing investments of the kinds held by the respective Applicants, of the market for these investments.

         o The difficulty in the recent and current markets for floating rate senior secured loans (which represent a significant portion of each Applicant's portfolio), of selling these loans at par value, due to the recent and current reduced liquidity in the market for these loans. First Trust and Four Corners believe that this reduced liquidity has resulted in substantial part from the inability or unwillingness of traditional market makers to continue to make a market in these instruments, as a result, in part, of the market makers' own impaired capital positions. First Trust and Four Corners currently expect that the obligors of these loans (which generally have stated maturities between 5-7 years) generally will be able to repay many of the loans in full as they come due. Therefore, it would be disadvantageous to the Applicants to sell the loans at less than par into the current market. (10)

Due to the foregoing reasons, the Applicants do not believe deleveraging, in the current market environment, is a reasonable method to provide liquidity to the Applicants' remaining ARPS shareholders. Although the Applicants believe that current or future borrowing arrangements will allow them to refinance their ARPS, the Applicants can provide no assurance that if the Commission grants the Order, the Applicants will be able to refinance all of their ARPS using the proceeds of borrowings. Applicants note that the illiquidity of ARPS is a unique, exigent situation that is posing many hardships on certain ARPS shareholders.

The Applicants submit that the current state of the credit markets, which has affected auction rate securities of all types, including the Applicants' ARPS, is an historic occurrence of unusual severity and requires a creative and flexible response on the part of both the private and public sectors. The Applicants believe that these issues have created an urgent need for limited, prompt, thoughtful and responsive solutions and believe that the requested temporary relief is necessary, appropriate and in the public interest.

2. Request for Exemptive Relief Is Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act (and Section 18 in Particular).

The 1940 Act was adopted following a series of reports regarding investment trusts and investment companies prepared by the Commission at the direction of Congress, and extensive Congressional hearings. In Section 1(b) of the 1940 Act, Congress declared that the national public interest and the interest of investors are adversely affected by eight specifically enumerated business practices of investment companies and their operators, several of which apparently relate to the capital structure of investment companies. These include:

_______________________
(10) First Trust and Four Corners have observed that as of March 31, 2009, a broad index of leveraged loans was trading at an average price of approximately 65.6% of par value.

               "(2) when investment companies are organized, operated, managed, or their portfolio securities are selected . . . in the interest of special classes of their security holders, . . . rather than in the interest of all classes of such companies' security holders;"

               "(3) when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities;"

               "(4) when the control of investment companies is unduly concentrated through pyramiding or inequitable methods of control, or is inequitably distributed . . .;"

                                   * * *

               "(7) when investment companies by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of their junior securities;" or

               "(8) when investment companies operate without adequate assets or reserves."

One commentator has summarized the extensive record of Congressional concerns relating to investment company capital structures that emerged from the hearings that led to the adoption of the 1940 Act as follows:

                  Congressional hearings in 1940 revealed that some investment companies borrowed heavily from the public without adequate assets and reserves. The companies' capital structures were very complex, composed of many classes of securities with various dividends, and liquidation and voting rights. Furthermore, before 1940, investment companies were free to borrow funds for securities speculation, whereas broker dealers were restricted in the extent to which they could provide loans for customers to finance securities transactions. The unequal regulation of investment companies and broker dealers in securing loans for securities transactions was not justified. The economic effect of borrowing by investment companies was similar to the economic effect of borrowing by broker dealers' customers. Both use the loans to trade in securities. Furthermore, the existence of senior securities conflicted with the theory of mutuality of risk, which provided one of the justifications for investment company utility. In addition, senior securities gave the misleading impression of safety from risk and increased the speculative nature of both the common stock and senior securities.

                  Complex capital structures induced controlling common stockholders to invest in risky securities to produce income necessary to cover the high cost of money: this complexity enabled insiders to manipulate the allocation of expenses and profits among the various companies; it facilitated control without equity investment or any other investment; and it made it difficult for investors to value the securities of investment companies. Section 18 was designed to ameliorate these problems.

                  The original bill flatly prohibited investment companies from issuing and selling senior securities. After extensive hearings, a minor exception was given to open-end investment companies, and a few exceptions were carved out for closed-end investment companies ....(11)

Reviewing the requested temporary exemptive relief for the Applicants in light of the foregoing recitation of policy concerns leads to the conclusion that in these unique, exigent circumstances the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act would be served by granting a limited exemption permitting the refinancing of existing ARPS with indebtedness having the same 200% minimum asset coverage as currently applies to the ARPS.(12) Specifically:

                   (1) The interests of both classes of the Applicant's current investors would be well served by the proposal -- the ARPS shareholders because they would achieve the liquidity that the market currently is not providing, and the common shareholders because (a) the Applicants' potential for enhanced distributions and returns would be improved to

_______________________
(11) Tamar Frankel, The Regulation of Money Managers ss.21.05 (2008); citations omitted. Despite the abundance of information and commentary regarding the abuses that prompted Congress to adopt Section 18 of the 1940 Act, the record is quite sparse as to the reason for the different levels of asset coverage provided for closed-end fund senior securities that represent, respectively, indebtedness (300%) and stock (200%). Professor Frankel cites testimony from David Schenker at a 1940 Senate hearing to the effect that "debentures should be protected because they sacrifice return for security of investment." Hearings on S. 3580 before a Subcommittee of the Committee on Banking and Currency, U.S. Senate, at 1116-17 (1940). It perhaps stands to reason that, if a closed-end fund chooses to exercise its ability to issue both debt and preferred equity, a higher level of protection against the risk of default should be afforded to the debt than to the preferred stock. But protection of that kind is provided automatically by the mere fact that the debt ranks senior in the capital structure to any outstanding preferred stock.

(12) The Small Business Incentive Act of 1980 (the "1980 Act") made the same accommodation when it amended the 1940 Act to impose a lower level of asset coverage for debt to 200% for business development companies ("BDCs"). See 15 U.S.C.S. ss.80a-60(a)(1). The legislative history of the 1980 Act indicates that Congress considered the "special needs of such companies, while at the same time preserving important investor protections." (H.R. No. 96-1341, at 4804 (1980)). One of the "special needs" that may have led Congress to allow BDCs to issue debt with only 200% asset coverage is that the securities they purchase are "not readily marketable" and "are illiquid and may remain so for several years." (R. Thomas and P. Roye, Regulation of Business Development Companies under the Investment Company Act, 55 S. Cal. L. Rev. 895, 904, 905 (1982)).

         the extent that the cost of the new form of leverage is, over time, less than that of the total cost of ARPS based on their applicable Maximum Rates without disruption to the declarations of dividends and other distributions that common shareholders may expect; and (b) the potential adverse consequences of deleveraging would be avoided.

                   (2) The proposed borrowings would be obtained from sophisticated financial institutions. (Each of the participating financial institutions will be a bank (as defined in Section 2(a)(5) of the 1940 Act), an insurance company (as defined in Section 2(a)(17) of the 1940 Act), or a qualified institutional buyer (as defined in Rule 144A(a)(1) under the Securities Act of 1933)). These financial institutions would be (a) willing to make loans on the basis of 200% asset coverage; and (b) capable of assessing the risk associated with the transactions. Such a lender would not need the additional protection that Congress in 1940 might have believed retail purchasers of investment company debentures required or expected.

                   (3) The proposed liquidity solution does not "fail to protect the preferences and privileges of the holders of [the Applicants'] outstanding securities" (Section 1(b)(3), 1940 Act); the refinancing of the existing ARPS (whether by purchase or redemption) would be effected in full accordance with the relevant provisions of each Applicant's respective Statement relating to the terms, rights, preferences and privileges of the ARPS.(13) The 200% asset coverage requirement applicable to the declaration of dividends or distributions and the repurchase of an Applicant's capital stock, including ARPS, would limit the ability of the common shareholders to obtain assets of the Applicants to the detriment of the debt holders in accordance with the underlying purposes of Section 18(a)(1)(B) of the 1940 Act. In addition, the lenders who participate in the borrowings will all be sophisticated institutional buyers who are capable of weighing the risks inherent in such lowered asset coverage limits. The common shareholders would continue to have the same rights and preferences that they have always had; after the ARPS have been retired, the total amount of leverage and claim on dividends will be the same as it was when the Applicants' capital structure was comprised of ARPS and common shares.

                   (4) The proposed liquidity solution would not "by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of [the Applicants'] junior securities" (Section 1(b)(7), 1940 Act); the Applicants would be no more highly leveraged if they refinance the existing ARPS with borrowing, so there would be no increase in the risk to the common shareholders other than the risk that the borrowing cannot be refinanced on favorable terms when it matures.(14) The Applicants note that the proposed liquidity solution is temporary and that by the end

_______________________
(13) Any Applicant that has debt outstanding, at the time of any borrowing by such Applicant in reliance on the Order, will obtain any consents to such borrowing that may be required under the terms of any such outstanding debt.

(14) The Applicants acknowledge that the perpetual nature of the ARPS makes them in that respect a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or before a stated maturity date. The Applicants further acknowledge that managing any portfolio that relies on borrowing for leverage entails of the Exemption Period, the Applicants would be in compliance with the relevant asset coverage requirements (absent any other applicable relief). Accordingly, to the extent the 1940 Act's asset coverage requirements were aimed at limiting leverage because of its potential to magnify losses as well as gains, the proposed liquidity solution would not unduly increase the speculative nature of the Applicants' common shares because the relief is temporary, and the Applicants would be no more highly leveraged if they refinance the existing ARPS with borrowing.

                   (5) The proposed liquidity solution would not make the Applicants' capital structure more complex, opaque or hard to understand. Each Applicant has already retired a portion of its ARPS and, to the extent it fully replaces its currently outstanding ARPS with senior securities representing indebtedness, would, as a result, have two classes of outstanding securities, one senior and one junior, as was the case prior to the retirement of a portion of the ARPS. The proposed liquidity solution would actually simplify the capital structure of the Applicants, which currently consists of senior securities representing indebtedness, senior securities which are stock (i.e., the ARPS), and common stock.

                   (6) The proposed liquidity solution would not result in undue concentration of the control of investment companies through "pyramiding," or inequitable methods or distribution of control (Section 1(b)(4), 1940 Act).(15) The Order would not apply to the Applicants' obligations under Section 12(d)(1) of the 1940 Act, and as such the pyramiding of control that was typically present with complex capital structures prior to the enactment of the 1940 Act would not be present, or possible.

                   (7) The proposed liquidity solution would not result in the Applicants' maintaining a lower level of reserves, in relation to the amount of their outstanding obligations to senior security holders, than they have historically been required to maintain (Section 1(b)(8), 1940 Act).

_______________________
         the risk that, when the borrowing matures and must be repaid or refinanced, an economically attractive form of replacement leverage may not be available in the capital markets. For that reason, any portfolio that relies on borrowing for leverage is subject to the risk that it may have to deleverage. As explained above, depending upon the circumstances, deleveraging could be disadvantageous to the holders of the leveraged portfolio's common shares, insofar as it may disrupt portfolio management, reduce portfolio investment returns and potentially reduce the value of the common shares. The Applicants thus regard leveraging through borrowing as potentially a temporary, interim step, with the issuance of a new type of preferred stock, such as the New Shares, as a possible longer-term replacement source of portfolio leverage.

(15) It appears that, prior to the adoption of the 1940 Act, voting power in many investment companies was concentrated in the hands of insiders who held the only voting shares in complex, multi-layered capital structures. One of the reasons for limiting the amount and complexity of closed-end fund capital structures was to eliminate the possibility that (absent default on a senior security) voting control would rest other than with the common shareholders.

For the aforementioned reasons, the Applicants believe that the request for the Applicants to be allowed to substitute on a temporary basis a 200% asset coverage requirement for the 300% asset coverage requirement, in the present, exigent circumstances, readily meets the standards for exemption under Section 6(c) of the 1940 Act. The Applicants also believe that the requested temporary relief from Sections 18(a)(1)(A) and 18(a)(1)(B) is necessary, appropriate and in the public interest and that such relief is consistent with the protection of investors and the purposes intended by the policy and provisions of the 1940 Act.

3. Applicable Precedents

There is precedent for the relief that the Applicants seek. In In the Matter of Eaton Vance Floating Rate Income Trust, et al.,(16) the Commission issued an order under Section 6(c) of the 1940 Act exempting certain closed-end management investment companies (the "Eaton Vance applicants") from Sections 18(a)(1)(A) and 18(a)(1)(B) of the 1940 Act. The order permits the Eaton Vance applicants to issue debt securities subject to asset coverage of 200% that would be used to refinance issued and outstanding auction preferred shares. The order also permitted the Eaton Vance applicants to declare dividends or any other distributions on, or purchase, capital stock during the term of the Commission's order, provided that any class of senior securities representing indebtedness had asset coverage of at least 200% after deducting the amount of the transaction. The Commission issued substantially similar relief in In the Matter of Calamos Convertible Opportunities and Income Fund, et al.(17) The Applicants are willing to agree that any order of the Commission granting their requested relief would be subject to conditions that are identical to those contained in the Eaton Vance and Calamos applications.

Further, in the past, the Commission also has shown a very limited willingness to relax the asset coverage tests applicable to senior securities issued by closed-end investment companies, albeit in significantly different circumstances than those that the Applicants now face. For example, in In the Matter of G.E. Employees Securities Corporation,(18) the Commission granted relief from a number of provisions of the 1940 Act to an employees' securities company. As part of the relief granted to the employees' securities company, the Commission relaxed the 300% asset coverage requirement on indebtedness to a 125% coverage requirement. The Commission deemed this lesser coverage requirement to be adequate considering the particular features of the company's capital structure (which included a number of different debt securities held by or for the benefit of employees and pensioners of General Electric Company and its affiliates, and limitations on the equity returns payable to the sole common stockholder, General Electric Company) as well as the fact that holders of the debt securities were represented in the management of the employees' securities company. In In the Matter of Inter-Canadian Corporation,(19) a closed-end

_______________________
(16) Investment Company Act Rel. No. 28,464 (October 23, 2008) (order), Investment Company Act Rel. No. 28,431 (October 2, 2008) (notice).

(17) Investment Company Act Rel. No. 28,615 (February 10, 2009) (order), Investment Company Act Rel. No. 28,603 (January 14, 2009) (notice).

(18)     Investment Company Act Rel. No. 271 (December 2, 1941).

investment company sought relief from Section 18(a)(1)(A) of the 1940 Act to facilitate a voluntary acquisition of a controlling interest in an insurance company, with the goal of discontinuing the company's insurance operations and obtaining the company's portfolio of investments. To obtain a controlling interest, the investment company required a bank loan of sufficient size that the investment company would not comply with the asset coverage requirement of
Section 18(a)(1)(A). However, the investment company expected to be able to repay the loan within a relatively short period by causing the insurance company to make distributions, from liquidating its portfolio of investments, to its stockholders (including the investment company). The loan, by its terms, was to be repaid within two years, but the Commission required that the loan be repaid sooner (apparently within approximately seven months). The temporary nature of the loan, and the fact that the loan would be used to obtain access to liquid investments that could be used to repay the loan, appear to have been important to the Commission.

The Applicants submit that the current state of the credit markets, and the broad, negative impact on investors associated with the current credit markets, present a strong policy argument in favor of temporarily waiving the 300% asset coverage requirement for indebtedness as the Commission recognized in the Eaton Vance and Calamos orders.


                                 III. CONDITIONS

For the reasons set forth herein, the Applicants request that the Commission issue an order pursuant to Section 6(c) for an exemption from the provisions of
Section 18(a)(1)(A) and Section 18(a)(1)(B) during the Exemption Period. The Applicants agree that any order of the Commission granting the requested relief shall be subject to the following conditions:

                   1. Each Applicant that borrows subject to 200% asset coverage under the Order will do so only if such Applicant's Board, including a majority of the Independent Trustees, shall have determined that such borrowing is in the best interests of such Applicant, its common shareholders and its ARPS shareholders. Each Applicant shall make and preserve for a period of not less than six years from the date of such determination, the first two years in an easily accessible place, minutes specifically describing the deliberations by the Board and the information and documents supporting those deliberations, the factors considered by the Board in connection with such determination, and the basis of such determination.

                    2. Upon expiration of the Exemption Period, each Applicant will have asset coverage of at least 300% for each class of senior security representing indebtedness.

                   3. The Board of an Applicant that has borrowed in reliance on the Order shall receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Independent Trustees) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving


_______________________
(19)     Investment Company Act Rel. No. 2751 (July 28, 1958).

         compliance with the appropriate asset coverage requirements under
         Section 18 by the expiration of the Exemption Period. The Board, including a majority of the Independent Trustees, will make such adjustments as it deems necessary or appropriate to ensure that the Applicant comes into compliance with Section 18 of the 1940 Act within a reasonable period of time, not to exceed the expiration of the Exemption Period. Each Applicant will make and preserve minutes describing these reports and the Board's review, including copies of such reports and all other information provided to or relied upon by the Board for a period of not less than six years, the first two years in an easily accessible place.


                           IV. ADDITIONAL INFORMATION

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by James A. Bowen as President of each Applicant pursuant to the general authority vested in him as such by the Declaration of Trust and By-laws of each Applicant, and by resolution of the Applicants' Boards.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

A copy of the Declaration of Trust of each of the Applicants is on file with the Secretary of the Commonwealth of Massachusetts and notice is given that this Application is executed on behalf of each of these Applicants separately by an officer of each of these Applicants as an officer and not individually and the obligations of each Applicant under or arising out of this Application are not binding upon any of the Trustees, officers or shareholders of any Applicant individually but are binding only upon the assets and property of such Applicant.

              [The rest of this page is left intentionally blank.]

                                      FIRST TRUST/FOUR CORNERS SENIOR FLOATING
                                         RATE INCOME FUND
                                      FIRST TRUST/FOUR CORNERS SENIOR FLOATING
                                         RATE INCOME FUND II


                                      By: /s/ James A. Bowen
                                          --------------------------------
                                      Name:  James A. Bowen
                                      Title: President
                                      Date:  May 22, 2009

AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the First Trust/Four Corners Senior Floating Rate Income Fund and First Trust/Four Corners Senior Floating Rate Income Fund II.

James A. Bowen is authorized to sign and file this document on behalf of the foregoing funds pursuant to resolutions adopted by the foregoing investment companies' respective Board of Trustees attached as Exhibit B.

                                        FIRST TRUST/FOUR CORNERS SENIOR FLOATING
                                           RATE INCOME FUND
                                        FIRST TRUST/FOUR CORNERS SENIOR FLOATING
                                           RATE INCOME FUND II


                                        By:  /s/ James A. Bowen
                                           -------------------------------
                                        Name:  James A. Bowen
                                        Title: President

                                    EXHIBIT A

                             APPLICATION PURSUANT TO
                               SECTION 6(C) OF THE
                         INVESTMENT COMPANY ACT OF 1940
                         FOR AN ORDER OF THE COMMISSION


The undersigned states that he has duly executed the attached Application, dated May 22, 2009 for and on behalf of First Trust/Four Corners Senior Floating Rate Income Fund and First Trust/Four Corners Senior Floating Rate Income Fund II, that he is the President of each of the aforementioned investment companies, and that all actions by the members and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.



                                         /s/ James A. Bowen
                                        -------------------------
                                        Name:  James A. Bowen
                                        Title: President

                                    EXHIBIT B

                        AUTHORIZATION FOR THE APPLICANTS

WHEREAS, First Trust Advisors L.P. acts as investment adviser to the following closed-end funds which have issued and currently have outstanding preferred equity securities whose dividend rate is reset at regular intervals based on an auction process ("Auction Preferred Shares"): First Trust/Four Corners Senior Floating Rate Income Fund, First Trust/Four Corners Senior Floating Rate Income Fund II, and First Trust Tax-Advantaged Preferred Income Fund (collectively, the "Funds"); and

WHEREAS, Auction Preferred Shares of the Funds have experienced, or may experience, unsuccessful auctions due to an imbalance between buy and sell orders and, in light of the foregoing, one or more of the Funds may seek to replace all or a portion of its respective Auction Preferred Shares with debt;

NOW THEREFORE BE IT RESOLVED, that James A. Bowen and any other appropriate officer of each Fund be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the respective Fund or Funds and in its or their name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking an exemption from certain provisions of the Investment Company Act of 1940, as amended, including, in particular, the asset coverage requirements of
Section 18 thereof, to the extent necessary to, among other things, permit such Fund or Funds to refinance all or a portion of its or their Auction Preferred Shares; and further

RESOLVED, that James A. Bowen and any other appropriate officer of each Fund be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Fund or Funds such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to such Application(s), his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and further

RESOLVED, that upon issuance of an Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described Application(s), each such Fund is authorized to act in accordance with the provisions of the Order of Exemption.